Exhibit 99.1

QIWI ANNOUNCES CHANGE TO DIVIDEND RECORD DATE

MOSCOW, RUSSIA – May 22, 2014 – QIWI plc, (NASDAQ: QIWI) announced today that the record date for its recently declared dividend of 29 cents per share has been changed to June 2, 2014 from the previously announced date of June 1, 2014. The change assures the dividend record date is consistent with NASDAQ notice requirements. The dividend payment date remains June 3, 2014 as originally announced.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.5 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy

Head of Investor Relations

+7 499 709 0192

ir@qiwi.com